# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BlockchAIn Digital Infrastructure, Inc., CIK 0002070542
CUSIP: 093919108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1540 Broadway, Ste 1010, New York, New York (NY), 10036
Date of event which requires filing of this statement: 03/16/2026
Filed by CIK 0002116471
Persons authorized to receive notices and communications: Tahra Wright, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, New York (NY), 10154, (212) 407-4000

## Reporting persons
- Tiger Cloud LLC (CIK 0002116471): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 15,100,970; shared voting power 0; sole dispositive power 15,100,970; shared dispositive power 0; aggregate amount beneficially owned 15,100,970 (40.1% of the class)
  Comment: (1) In connection with the consummation of the transactions (the "Business Combination") contemplated by the Business Combination Agreement, dated as of May 27, 2025, (as amended, the "Business Combination Agreement"), by and among BlockchAIn Digital Infrastructure, Inc. (the "Issuer"), Signing Day Sports, Inc., BCDI Merger Sub I Inc., BCDI Merger Sub II LLC, and One Blockchain LLC ("One Blockchain"), the Issuer completed the Business Combination.
  
  As a securityholder of One Blockchain, Tiger Cloud LLC was issued 15,100,970 shares of common stock, par value $0.0001 per share, of the Issuer ("Common Stock") upon the consummation of the Business Combination. Jerry Tang, as managing member of Tiger Cloud LLC, has voting and dispositive power over the securities owned by Tiger Cloud LLC. No additional cash consideration was paid by Tiger Cloud LLC for the shares reported herein.
  
  (2) Percentage is calculated based on 37,629,068 shares of Common Stock outstanding upon consummation of the Business Combination on March 16, 2026.
- VCV Digital Solutions LLC (CIK 0002116470): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 11,196,244; shared voting power 0; sole dispositive power 11,196,244; shared dispositive power 0; aggregate amount beneficially owned 11,196,244 (29.8% of the class)
  Comment: (1) As a securityholder of One Blockchain, VCV Digital Solutions LLC was issued 11,196,244 shares of Common Stock upon the consummation of the Business Combination. Jerry Tang, as managing member of VCV Digital Solutions LLC, has voting and dispositive power over the securities owned by VCV Digital Solutions LLC. No additional cash consideration was paid by VCV Digital Solutions LLC for the shares reported herein.
  
  (2) Percentage is calculated based on 37,629,068 shares of Common Stock outstanding upon consummation of the Business Combination on March 16, 2026.
- Jerry Tang (CIK 0002116501): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 26,297,214; shared voting power 0; sole dispositive power 26,297,214; shared dispositive power 0; aggregate amount beneficially owned 26,297,214 (69.9% of the class)
  Comment: Mr. Tang serves as a Chief Executive Officer and Chairman of the Issuer. As managing member of Tiger Cloud LLC and VCV Digital Solutions LLC, Mr. Tang may be deemed to beneficially own the shares held by these entities.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: BlockchAIn Digital Infrastructure, Inc.
Address of issuer's principal executive offices: 1540 Broadway, Ste 1010, New York, New York (NY), 10036

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is jointly filed by (i) Tiger Cloud LLC, a Delaware limited liability company ("Tiger Cloud"), (ii) VCV Digital Solutions LLC, a Delaware limited liability company ("VCV Digital") and (iii) Jerry Tang. Each of the foregoing persons are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The business address of each of the Reporting Persons is c/o BlockchAIn Digital Infrastructure, Inc.,1540 Broadway, Ste 1010, New York, NY 10036.
Present principal occupation or employment: The principal business of Tiger Cloud is to provide management services, including operations management, strategic leadership, research and development, human resources, administrative workflow management, and other related management activities. The principal business of VCV Digital is to act as a venture capital company specializing in technology, digital assets, blockchain, and AI. Mr. Tang is the managing member of Tiger Cloud and VCV Digital and the Chief Executive Officer and Chairman of the board of directors of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Citizenship: Tiger Cloud LLC is a Delaware limited liability company. VCV Digital Solutions LLC is a Delaware limited liability company. Jerry Tang is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 16, 2026, in connection with the consummation of the transactions (the "Business Combination") contemplated by the Business Combination Agreement, dated as of May 27, 2025, (as amended, the "Business Combination Agreement"), by and among BlockchAIn Digital Infrastructure, Inc. (the "Issuer"), Signing Day Sports, Inc., BCDI Merger Sub I Inc., BCDI Merger Sub II LLC, and One Blockchain LLC ("One Blockchain"), the Issuer completed the Business Combination and filed an amended and restated certificate of incorporation. Pursuant to the Business Combination Agreement, BCDI Merger Sub II LLC, a wholly-owned subsidiary of the Issuer, merged with and into One Blockchain, with One Blockchain surviving as a wholly-owned subsidiary of the Issuer (the "One Blockchain Merger"). The securityholders of One Blockchain received shares of Common Stock as part of the Business Combination.

In connection with the One Blockchain Merger, the membership interests of One Blockchain outstanding prior to the Business Combination were automatically cancelled in exchange for the right of the holders thereof to receive the number of the Issuer's common shares as described in the Business Combination Agreement. Immediately prior to the One Blockchain Merger, Tiger Cloud was the owner of approximately 33.7% of the One Blockchain membership interests and VCV Digital was the owner of approximately 45.4% of the One Blockchain membership interests. As a result, following the Business Combination, Tiger Cloud received 15,100,970 shares of Common Stock and VCV Digital received 11,196,244 shares of Common Stock.

The Reporting Persons continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and subject to any restrictions described herein, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer's securities beneficially owned by the Reporting Persons in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of March 16, 2026, Tiger Cloud directly owned 15,100,970 shares of Common Stock and VCV Digital directly owned 11,196,244 shares of Common Stock. Mr. Tang, as managing member of Tiger Cloud and VCV Digital, may be deemed to beneficially own the shares owned by Tiger Cloud and VCV Digital.

The shares owned by Tiger Cloud represent approximately 40.1% of the 37,629,068 shares of Common Stock outstanding upon consummation of the Business Combination. The shares owned by VCV Digital represent approximately 29.8% of the 37,629,068 shares of Common Stock outstanding upon consummation of the Business Combination. Mr. Tang, as the managing member of Tiger Cloud and VCV Digital, may be deemed to beneficially own an aggregate of 26,297,214 shares of Common Stock, representing approximately 69.9% of the 37,629,068 shares of Common Stock outstanding upon consummation of the Business Combination.
Number of shares as to which each person has sole or shared power to vote or dispose: As of March 16, 2026, Tiger Cloud directly owned 15,100,970 shares of Common Stock and VCV Digital directly owned 11,196,244 shares of Common Stock. Mr. Tang, as managing member of Tiger Cloud and VCV Digital, has sole voting and dispositive power over the shares held by each of Tiger Cloud and VCV Digital and may be deemed to beneficially own the shares owned by Tiger Cloud and VCV Digital.
Transactions in the class effected during the past sixty days: Information with respect to all transactions in the shares of Common Stock beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and 6 is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Business Combination Agreement

On March 16, 2026, the Issuer consummated the Business Combination contemplated by the Business Combination Agreement, dated as of May 27, 2025, (as amended and as may be amended, supplemented or otherwise modified from time to time, the "Business Combination Agreement"), by and among BlockchAIn Digital Infrastructure, Inc. (the "Issuer"), Signing Day Sports, Inc., BCDI Merger Sub I Inc., BCDI Merger Sub II LLC, and One Blockchain LLC ("One BlockChain"). Pursuant to the Business Combination Agreement, the securityholders of One Blockchain received shares of the Issuer's Common Stock as part of the Business Combination. The description of the Business Combination Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 99.2 hereto.

Lock-Up/Leak-Out Agreements

In connection with the consummation of the Business Combination, certain stockholders of Signing Day Sports and certain equity holders of One Blockchain (collectively, the "Lock-Up Parties") entered into Lock-Up/Leakout Agreements (the "Lock-Up Agreements") with the Issuer.

Pursuant to the Lock-Up agreements, subject to certain exceptions, the Lock-Up Parties, owning approximately 70.1% of the Issuer's common shares after the Closing, agreed not to sell, transfer, pledge or otherwise dispose the Issuer's common shares received in connection with the Business Combination for a period of 6 months following the Closing Date. Despite the transfer restrictions, a holder may transfer up to 25% of their restricted securities without restriction if, after the Closing Date, the Issuer's common shares on NYSE American trade at or above $9.375 per share (subject to adjustment for stock splits and similar events) for at least 20 out of any 30 consecutive trading days.

The description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of such agreement, a form of which is filed as Exhibit 99.3 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2 Business Combination Agreement, dated May 27, 2025, by and among Signing Day Sports, Inc., One Blockchain LLC, BlockchAIn Digital Infrastructure, Inc., BCDI Merger Sub I Inc., and BCDI Merger Sub II LLC* (incorporated by reference to Annex A-1 to the Registration Statement on Form S-4 (File No. 333-291856) filed on January 30, 2026).

Exhibit 99.3 Lock-up/Leakout Agreement dated March 16, 2026 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on March 18, 2026).

## Signatures
- Tiger Cloud LLC: /s/ Jerry Tang, Jerry Tang/Managing Member (03/23/2026)
- VCV Digital Solutions LLC: /s/ Jerry Tang, Jerry Tang/Managing Member (03/23/2026)
- Jerry Tang: /s/ Jerry Tang, Jerry Tang (03/23/2026)